Form 52-109FV2

Certification of Interim Filings

Venture Issuer Basic Certificate

I, Neil Spellman, Chief Financial Officer of 37 Capital Inc., certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of 37 Capital Inc. (the “issuer”) for the interim period ended June 30, 2022.
2.	No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.
3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: August 18, 2022.

“Neil Spellman”

Neil Spellman

CFO